ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

September 13, 200

05011344

SUPPL

SEC MAIL PROCESSING
RECEIVED
SEP 14 2005
WASH. D.C. 165 SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
SEP 2 1 2005
THOMSON FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
13 September 2005 (ASX – Financial Report for half-year ended 30 June 2005)

dlw 9/20

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

FIRST AUSTRALIAN RESOURCES LIMITED

ABN 41 009 117 293

FINANCIAL REPORT
FOR THE HALF-YEAR ENDED
30 JUNE 2005

FIRST AUSTRALIAN RESOURCES LIMITED

ABN 41 009 117 293

INTERIM FINANCIAL REPORT – 30 JUNE 2005

CONTENTS

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2004 and any public announcements made by First Australian Resources Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

FIRST AUSTRALIAN RESOURCES LTD
DIRECTORS' REPORT

The directors of First Australian Resources Ltd submit herewith the financial report for the half-year ended 30 June 2005. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

The names of the directors of the company during all of and since the end of the half-year are:

Mr M J Evans
Mr C L Cavness
Mr W R Grigor

REVIEW OF OPERATIONS

The consolidated profit of the economic entity for the half-year after income tax was $205,193 (Half-year ended 30 June 2004 loss $2,459,989).

During the half year the economic entity continued to explore for oil and gas in Australia, the United States of America and China. A more detailed review of exploration activity is included in quarterly activity reports lodged with the Australian Stock Exchange.

Sales revenues of $1,347,397 from oil and gas represented a decrease of 1.9% compared to the previous corresponding six monthly period revenues of $1,374,410. Gas prices averaged US$7.03 per thousand cubic feet compared to US$5.52 during the corresponding six month comparative period. Oil prices averaged US$49.16 per barrel compared to US$35.37 in the corresponding comparative reporting period.

The entity's direct share of gas sales decreased by 15.3% from 82,000 thousand cubic feet to 69,746 thousand cubic feet while oil sales decreased by 31.3% from 14,608 barrels to 10,038 barrels. Volume changes reflected normal decline associated with production from existing wells and limited new production following a period of limited exploration in the USA.

During the current half year the entity drilled two wells at Welder Ranch that have been completed for production and sales commenced from wells drilled at Lake Long and Bay Courant in prior periods. Small non core interests in three Texas wells were disposed of during the period for a profit of $171,024 and work-overs were also undertaken on certain existing wells in the USA.

Given that all wells drilled during the period were completed for production there were no exploration write-offs compared to the prior comparative period which totalled $2,969,068. This improved exploration performance should translate to increased revenues in the second half. Whilst robust energy prices are helping the revenue outlook the cost of drilling and availability of drilling rigs has been an adverse factor.

Looking forward the company will focus on additional drilling activity in the USA where wells are planned for the Eagle and South Grosse Tete projects. The entity's objectives are to expand both reserves and production while at the same time expose shareholders to a number of high impact drilling opportunities with a strong gulf coast bias.

China, Beibu Gulf

The company also expects to finalise an oilfield development plan on its 5% joint venture interest in Beibu Gulf Block 22/12, a 450 square kilometre (175 square mile) area located approximately 60 kilometres off the southern coast of China, where first production is anticipated in 2007. Activities during the period have focussed on a feasibility study which is being conducted by the joint venture and by China National Offshore Oil Company CNOOC), which is now nearing completion. If successful, this will lead to the lodging of an oilfield development plan (ODP) during the third quarter and development of the 12.8 West field (approximately 10 MMbls of recoverable oil, 0.25 MMbls net to FAR).

Investment sentiment for small oil and gas explorers listed on the Australian Stock Exchange has improved concurrent with strong energy prices. This was reflected in the conversion of the July 2005 series of options subsequent to the period end that resulted in additional capital of $$7,950,697 before costs. This capital injection has significantly improved the liquidity of the entity. Whilst the outlook for the Company has improved significantly, exploration continues to involve high risk and high rewards dependent upon exploration outcomes.

Australian equivalent to International Financial Reporting Standards

This interim financial report is the first interim financial report to be prepared by First Australian Resources Limited in accordance with AIFRSs. The consolidated entity changed its accounting policies on 1 January 2005 to comply with AIFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards', with 1 January 2004 as the date of transition. An explanation of how the transition from superseded policies under AGAAP to A-IFRS has affected the consolidated entity's financial position, financial performance and cash flows is discussed in note 8.

Corporate Governance

During the period there were no changes to Corporate Governance Practices adopted by the Board, these being determined to be commensurate with best practice given the Company's size, its operations and the industry within which it participates. The Corporate governance Practice Statement is set out in the 2004 Annual Report.

AUDITOR'S INDEPENDENCE DECLARATION

In order to comply with Section 306 (2) of the Corporations Act 2001, the directors' report includes the auditor's independence declaration on page 5 of the half year financial report.

Signed in accordance with a resolution of the directors made pursuant to Section 306(3) of the Corporations Act 2001.

On behalf of the Directors

Mr M J Evans
Director
Perth,13 September 2005.

Deloitte.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Woodside Plaza
Level 14
240 St. Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

The Board of Directors
First Australian Resources Limited
First Floor
87 Colin Street
West Perth WA 6005

13 September 2005

Dear Board Members

First Australian Resources Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of First Australian Resources Limited.

As lead audit partner for the review of the financial statements of First Australian Resources Limited for the half-year ended 30 June 2005, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU

Leanne Karamfiles
Partner
Chartered Accountant

Member of
Deloitte Touche Tohmatsu

Deloitte.

Deloitte Touche Tohmatsu
A.C.N. 74 490 121 060

Woodside Plaza
Level 14
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

Independent review report to the members of First Australian Resources Ltd

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of recognised income and expense, accompanying notes to the financial statements and the directors' declaration for the consolidated entity for the half-year ended 30 June 2005 as set out on pages 8 to 35. The consolidated entity comprises both First Australian Resources Ltd (the company) and the entities it controlled at the end of the half-year or from time to time during the half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review Approach

We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standards AASB 134 'Interim Financial Reporting' and AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards" and other mandatory professional reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Member of
Deloitte Touche Tohmatsu

Deloitte.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of First Australian Resources Ltd is not in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 30 June 2005 and of its performance for the half-year ended on that date; and

(ii) complying with Accounting Standards AASB 134 'Interim Financial Reporting' and AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards" and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

Leanne Karamfiles

Partner

Chartered Accountants

Perth, 13 September 2005

FIRST AUSTRALIAN RESOURCES LTD
DIRECTORS' DECLARATION

The directors declare that:

(a) in the directors' opinion, there are reasonable grounds to believe that the disclosing entity will be able to pay its debts as and when they become due and payable; and

(b) in the directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity.

Signed in accordance with a resolution of the directors made pursuant to s.303(5) of the Corporations Act 2001.

On behalf of the Directors



M.J. Evans
Director
Perth, 13 September 2005

FIRST AUSTRALIAN RESOURCES LIMITED AND CONTROLLED ENTITIES

CONSOLIDATED INCOME STATEMENT
For the half-year ended 30 June 2005

	Half-year	
	2005	2004
	$	$
Revenue from continuing operations	**1 347 937**	**1 374 410**
Other income	212 820	271 849
Direct Operating costs	(281 355)	(305 711)
Depreciation and amortisation expense	(581 119)	(215 195)
Finance costs – net	(20 756)	(16 469)
Exploration and evaluation expense	(2 127)	(2 969 068)
General and administrative	(462 089)	(443 137)
Other expenses	(8 118)	(156 668)
Profit (Loss) before income tax	**205 193**	**(2 459 989)**
Income tax expense	-	-
Profit (Loss) from continuing operations	**205 193**	**(2 459 989)**
Profit (Loss) for the half-year	**205 193**	**(2 459 989)**
Profit (Loss) attributable to members of First Australian Resources Limited	**205 193**	**(2 459 989)**

	Cents	Cents
Earnings per share:		
Basic profit (loss) per share	0.10	(1.41)
Diluted profit (loss) per share	0.07	(1.41)

The above consolidated income statement should be read in conjunction with the accompanying notes.

FIRST AUSTRALIAN RESOURCES LTD AND CONTROLLED ENTITIES

Consolidated balance sheet
As at 30 June 2005

	30 June 2005 $	31 December 2004 $
ASSETS		
Current assets		
Cash and cash equivalents	2 297 890	2 061 794
Receivables	563 185	410 496
Other financial assets	33 033	40 972
Total current assets	**2 894 108**	**2 513 262**
Non-current assets		
Other financial assets	-	2 274
Property, plant and equipment	783 046	397 095
Oil and gas properties	5 386 481	4 680 058
Total non-current assets	**6 169 527**	**5 079 427**
Total assets	**9 063 635**	**7 592 689**
LIABILITIES		
Current Liabilities		
Payables	438 770	481 395
Borrowings	16 377	15 765
Provisions	51 675	19 535
Total current liabilities	**506 822**	**516 695**
Non-current liabilities		
Borrowings	584 487	581 597
Provisions	4 794	36 193
Total non-current liabilities	**589 281**	**617 790**
Total liabilities	**1 096 103**	**1 134 485**
Net assets	**7 967 532**	**6 458 204**
EQUITY		
Issued Capital	34 328 901	33 222 541
Reserves	202 978	5 203
Accumulated losses	(26 564 347)	(26 769 540)
Total equity	**7 967 532**	**6 458 204**

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

FIRST AUSTRALIAN RESOURCES LTD AND CONTROLLED ENTITIES

Consolidated statement of recognised income and expense
For the half-year ended 30 June 2005

	30 June 2005 $	30June 2004 $
Exchange differences on translation of foreign operations taken to equity	97 791	596 273
Option reserve increments	99 984	83 691
Net income (loss) recognised directly in equity	**197 775**	**679 964**
Profit (loss) for the period	**205 193**	**(2 459 989)**
Total recognised income and expense for the period	**402 968**	**(1 780 025)**
Attributable to:		
Equity holders of the parent	402 968	(1 780 025)
Effects of changes in accounting policy:		
Equity holders of the parent	-	-

The above consolidated statement of recognised income and expense should be read in conjunction with the accompanying notes.

FIRST AUSTRALIAN RESOURCES LTD AND CONTROLLED ENTITIES

Consolidated cash flow statement
For the half-year ended 30 June 2005

	30 June 2005 $	30 June 2004 $
Cash flows from operating activities		
Receipts from customers (GST inclusive)	1 179 859	1 142 043
Payments to suppliers (GST inclusive)	(2 207 291)	(1 475 415)
Interest paid	(21 695)	(15 348)
Net cash used in operating activities	**(1 049 127)**	**(348 720)**
Cash flows from investing activities		
Payments for oil and gas properties	(44 140)	-
Payments for property, plant and equipment	(93 846)	(61 861)
Interest received	39 765	34 448
Proceeds from sale of oil and gas properties	136 028	260 320
Proceeds from sale of property, plant and equipment	19 008	-
Net cash provided by investing activities	**56 815**	**232 907**
Cash flows from investing activities		
Proceeds from issues of shares and other equity securities	1 292 999	1 801 460
Payment for share issue costs	(77 776)	(62 154)
Net cash provided by financing activities	**1 215 223**	**1 739 306**
Net increase in cash and cash equivalents	**222 911**	**1 623 493**
Cash and cash equivalents at the beginning of the half-year	**2 061 794**	**1 994 866**
Effects of exchange rate changes on cash and cash equivalents	13 185	78 032
Cash and cash equivalents at end of half-year	**2 297 890**	**3 696 391**

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

1. Summary of significant accounting policies

This general purpose financial Report for the interim half year reporting period ended 30 June 2005 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Act 2001*.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 31 December 2004 and any public announcements made by First Australian Resources Limited during the interim reporting period in accordance wth the continuous disclosure requirements of the *Corporations Act 2001*.

Basis of preparation of the half-year financial report

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards (AIFRS).

This interim financial report is the first interim financial report to be prepared by First Australian Resources Limited in accordance with AIFRSs. Financial statements of First Australian Resources Limited until 31 December 2004 had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS.

The consolidated entity changed its accounting policies on 1 January 2005 to comply with AIFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 'First-time Adoption of Australian Equivalents to International Financial Reporting Standards', with 1 January 2004 as the date of transition. An explanation of how the transition from superseded policies under AGAAP to A-IFRS has affected the consolidated entity's financial position, financial performance and cash flows is discussed in note 8.

The accounting policies set out below have been appled in preparing the financial statements for the half-year ended 30 June 2005, the comparative information presented in these financial statements, and in the preparation of the opening A-IFRS balance sheet at 1 January 2004 (as disclosed in note 8), the consolidated entity's date of transition, except for the accounting policies in respect of financial instruments. The consolidated entity has not restated comparative information for financial instruments as permitted under the first-time adoption transitional provisions (refer note 1(f)). The accounting policies for financial instruments applicable to the comparative information are consistent with those adopted and disclosed in the lodged 2004 annual financial report. The impact of changes in these accounting policies on 1 January 2005, the date of transition for financial instruments, is discussed further in note 8.

Historical cost convention
These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss.

Critical accounting estimates
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Consolidated Entity's accounting policies. The areas involving a higher degree of judgement of complexity, or areas where assumptions and estimates are significant to the financial statements have been disclosed in note 2.

1. Summary of significant accounting policies (continued)

(a) Borrowings

Borrowings are recorded initially at fair value, net oftransaction costs. Subsequent to initial recognition, borrowings are measured at amortised cost with any difference between the initial recognised amount and the redemption value being recognised in profit and loss over the period of the borrowing using the effective interest rate method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(b) Borrowing Costs

Borrowing costs are expensed.

(c) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes on value, net of outstanding bank overdrafts. Bank overdraftsare shown within borrowings in current liabilities on the balance sheet.

Cash flows have been allocated among operating, investing and financing activities which appropriately classify the consolidated entity's activities.

(d) Derivative Financial Instruments

The consolidated entity does not presently hold derivatives.

(e) Employee benefits

General
Employee benefit expenses arising in respect of wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave, other leave entitlements and other types of employee benefits are charged to the income statement in the period in which they are incurred. Contributions to superannuation funds by entities within the Group are charged to the income statement when due. A superannuation scheme is not maintained on behalf of employees.

Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

1. Summary of significant accounting policies (continued)

(e) Employee benefits (continued)

Share based payments

Whilst Options have been granted by the Company to employees prior to 1 January 2005, this is not necessarily a recurring event and as such the Company has not yet developed an Employee Option Plan.

The Consolidated Entity has applied the requirements of AASB 1 *'First-time adoption of Australian Equivalents to international Financial reporting Standards'* in respect of equity instruments and share based payments.

Certain options were granted to directors and employees on 17 June 2004. As these options vested prior to 1 January 2005, no financial impact has been recognised in respect of these options. Provided the options are exercised prior to their expiry date, the shares are recognised when the options are exercised and the proceeds received allocated to share capital.

Shares options granted after 7 November 2002 and vested after 1 January 2005
There are presently no options held by employees over equity in the Group that falls within this class. As previously stated the Group does not have a formalised Employee Share Option Plan.

(f) Investments and other financial assets

From 1 January 2004 to 31 December 2004
The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 January 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 31 December 2004.

Under previous AGAAP, interests in listed and unlisted securities, other than subsidiaries and associates, are brought to account at cost and dividend income is recognised in the income statement when receivable. Transaction costs are excluded from the carrying amounts.

The directors have determined that there are no significant differences between the consolidated balance sheet as at 31 December 2004 and 1 January 2005 on the adoption of the accounting policies specified by AASB 132 and AASB 139 as disclosed below.

Financial assets at fair value through profit or loss
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset as such if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Financial assets held for trading purposes are classified as current assets and are stated at fair value, with any resultant gain or loss recognised in profit or loss.

Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

1. Summary of significant accounting policies (continued)

(f) Investments and other financial assets (continued)

Bills of exchange are recorded at amortised cost using the effective interest method less impairment, with revenue recognised on an effective yield basis. The effective interest method is a method of calculating the amortised cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset, or, where appropriate, a shorter period.

Available-for-sale financial assets
Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs.

Securities held by the consolidated entity are classified as being available-for-sale and are stated at fair value less impairment. Realised and unrealised gains and losses arising from changes in fair value are recognised directly in equity in the available-for-sale revaluation reserve, until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in the available-for-sale revaluation reserve is included in profit or loss for the period.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss –measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

Loans and receivables
Loans and receivables are non derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loan and receivables are included in receivables in the balance sheet. Trade receivables, loans, and other receivables are recorded at amortised cost less impairment.

1. Summary of significant accounting policies (continued)

(g) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

Techniques, such as estimated discounted cash flows, are used to determine fair value for certain financial instruments. The fair value of forward exchange contracts, where applicable, is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(h) Financial instruments issued by the company

Debt and equity instruments
Debt and equity instruments including ordinary shares and options are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Transaction costs on the issue of equity instruments
Transaction costs arising on the issue of equity instruments, including new shares and options, are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and dividends
Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments. The consolidated entity does not presently pay dividends.

(i) Foreign currency translation

Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency").

The consolidated financial statements are presented in Australian dollars, which is First Australian Resources Limited's functional and presentation currency.

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

1. Summary of significant accounting policies (continued)

(i) Foreign currency translation (continued)

Group companies and foreign operations
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet.
- Income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold or borrowings repaid a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity on or after the date of transition to A-IFRS are treated as assets and liabilities of the foreign entity and translated at exchange rates prevailing at the reporting date.

(j) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

(i) where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or
(ii) for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(k) Acquisition of assets and goodwill

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

1. Summary of significant accounting policies (continued)

(k) Acquisition of assets and goodwill (continued)

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Consolidated Entity's share of the identifiable net assets acquired is recorded as goodwill and not amortised, but tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment is recognised immediately in profit or loss and is not subsequently reversed. If the cost of acquisition is less than the fair value of the business combination, the difference is recognised directly in the income statement.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

(l) Exploration and evaluation costs

Exploration and evaluation costs are accumulated in respect of each "area of interest" or geographical segment in accordance with AASB 6 '*Exploration For and Evaluation of Mineral resources*' and are disclosed as a separate class of assets. Costs are either expensed as incurred or partially or fully capitalised as an exploration and evaluation asset provided exploration titles are current and at least one of the following conditions are satisfied:

(i) the exploration and evaluation expenditures are expected to be recouped through development and exploitation of the area of interest or by future sale; and

(ii) exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing

Exploration and evaluation assets are classified between tangible and intangible and are assessed for impairment when facts and circumstances suggest the carrying amount may exceed recoverable amount. Impairment losses are recognised in the income statement.

Expenditures relating to development of oil and gas leases are shown separately and not included in exploration and evaluation assets.

(m) Impairment of Assets

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Impairment losses are recognised in the income statement.

1. Summary of significant accounting policies (continued)

(m) Impairment of assets (continued)

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

(n) Income tax

Current tax
Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax
Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit. Furthermore, a deferred tax liability is not recognised in relation to taxable temporary differences arising from goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, and joint ventures except where the consolidated entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets arising from deductible temporary differences associated with these investments and interests are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

1. Summary of significant accounting policies (continued)

(n) Income tax (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the consolidated entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the company/consolidated entity intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period
Current and deferred tax is recognised as an expense or income in the income statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill or excess.

Tax consolidation
The company and all its wholly-owned Australian resident entities are part of a tax consolidated group under Australian taxation law. First Australian Resources Limited is the head entity in the tax-consolidated group. Entities within the tax-consolidated group have entered into a tax funding arrangement and a tax-sharing agreement with the head entity. Under the terms of the tax funding arrangement, First Australian Resources Limited and each of the entities in the tax-consolidated group has agreed to pay a tax equivalent payment to or from the head entity, based on the current tax liability or current tax asset of the entity.

(o) Joint ventures

Jointly controlled assets and operations
Interests in jointly controlled assets and operations are reported in the financial statements by including the consolidated entity's share of assets employed in the joint ventures, the share of liabilities incurred in relation to the joint ventures and the share of any expenses incurred in relation to the joint ventures in their respective classification categories.

Jointly controlled entities
The interest in a joint venture partnership is accounted for in the consolidated financial statements using the equity method and is carried at cost by the parent entity. Under the equity method, the share of the profits or losses of the partnership is recognised in the income statement, and the share of movements in reserves is recognised in reserves in the balance sheet.

Profits or losses on transactions establishing a joint venture partnership and transactions with the joint venture are eliminated to the extent of the Group's ownership interest until such time as they are realised by the joint venture partnership on consumption or sale, unless they relate to an unrealised loss that provides evidence of the impairment of an asset transferred.

(p) Leases
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

1. Summary of significant accounting policies (continued)

(p) Leases (continued)

Consolidated entity as lessee
Assets held under finance leases are initially recognised at their fair value or, if lower, at amounts equal to the present value of the minimum lease payments, each determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation.

Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income in accordance with the consolidated entity's general policy on borrowing costs. Refer to note 1(b).

Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset. Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

Lease incentives
In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefits of incentives are recognised as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(q) Non-current assets held for sale

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. The sale of the asset (or disposal group) is expected to be completed within one year from the date of classification.

(r) Payables

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services. The amounts are unsecured and usually paid within 30 days of recognition.

(s) Principles of Consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the company (the parent entity) and its subsidiaries as defined in Accounting Standard AASB 127 'Consolidated and Separate Financial Statements'. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of First Australian Resources Limited ("company" or "parent entity") as at the reporting date and the results of all the subsidiaries for the half-year then ended. First Australian Resources Limited and its subsidiaries together are referred to as the Group or the consolidated entity.

Summary of significant accounting policies (continued)

(s) Principles of Consolidation (continued)

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated form the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries which are business combinations by the Group (refer to Note 1(k)).

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(t) Property, plant and equipment

Plant and equipment, leasehold improvements and equipment under finance lease are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item. In the event that settlement of all or part of the purchase consideration is deferred, cost is determined by discounting the amounts payable in the future to their present value as at the date of acquisition. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

All tangible assets have limited useful lives and are depreciated/amortised using the straight line method over their estimated useful lives, taking into account estimated residual values, with the exception of carried forward development expenditure in the production phase which is amortised on a units of production method based on the ratio of actual production to remaining proved reserves (1P) as estimated by independent petroleum engineers, and finance lease assets which are amortised over the term of the relevant lease, or where it is likely the consolidated entity will obtain ownership of the asset, the life of the asset.

Depreciation is calculated on a straight line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life to its estimated residual value, as follows:

- Vehicles	22.5%
- Furniture, fittings and equipment	20%
- Telephones	30%
- Computer equipment	40%
- Plant and well equipment	Based on units of production

Summary of significant accounting policies (continued)

(t) Property, plant and equipment (continued)

Leasehold improvements are depreciated over the period of the lease or estimated useful life, whichever is the shorter, using the straight line method.

The estimated useful lives, residual values and depreciation method is reviewed at the end of each annual reporting period and adjusted if appropriate.

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the income statement. When revalued assets are sold, it is Group policy to transfer the amounts included in other re serves in respect of those assets to retained earnings.

(u) Provisions

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably. Provisions are not recognised for future operating losses.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cashflows estimated to settle the present obligation, its carrying amount is the present value of those cashflows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

An onerous contract is considered to exist where the consolidated entity has a contract under which the unavoidable cost of meeting the contractual obligations exceed the economic benefits estimated to be received. Present obligations arising under onerous contracts are recognised as a provision to the extent that the present obligation exceeds the economic benefits estimated to be received.

The consolidated entity recognises any obligations for removal and restoration that are incurred during a particular period as a consequence of having undertaken exploration and evaluation activity. Restoration and abandonment obligations are reviewed annually taking into account estimates by independent petroleum engineers.

(v) Revenue recognition

Sale of oil and gas and related products.
Revenue from the sale of oil and gas and related products is recognised when the consolidated entity has transferred to the buyer the significant risks and rewards of ownership and can be measured reliably. In the case of oil this usually occurs at the time of lifting.

Royalties
Royalty revenue is recognised on an accrual basis in accordance with the substance of the relevant agreement.

Dividend and interest revenue
Dividend revenue is recognised on a receivable basis. Interest revenue is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

Summary of significant accounting policies (continued)

(w) Share-based payments to suppliers

Equity-settled share-based payments granted after 7 November 2002 that were unvested as of 1 January 2005, are measured at fair value at the date of grant. Fair value is measured by use of a binomial model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the consolidated entity's estimate of shares that will eventually vest.

For cash-settled share-based payments, a liability equal to the portion of the goods or services received is recognised at the current fair value determined at each reporting date.

(x) *Segment reporting*

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(y) Trade receivables

Trade receivables are recognised initially at fair value. Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. An allowance for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. *The amount of the allowance is the difference between the asset's carrying* amount and the present value of estimated future cash flows, discounted at the effective interest rate. The movement of the allowance is recognised in the income statement.

(z) Earnings per share

Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the half-year, adjusted for bonus elements in ordinary shares issued during the half-year.

Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

2. Unusual Transactions included in Loss for the half-year

	Half-year 2005 $	Half-year 2004 $
Loss for the half-year before income tax includes the following items that are unusual because of their nature, size or incidence:		
Expenses		
Exploration expenditure written off	-	2 969 068

3. Oil and gas properties

In accordance with disclosures under AASB 6 (Exploration for and Evaluation of Mineral Resources), exploration and evaluation assets shall be shown separately from developed assets and classified as tangible or intangible. Intangible assets are broadly assets that cannot be evaluated by physical inspection and in clude tenement acquisition costs, geological and geophysical costs, certain exploratory drilling costs and operator overhead.

	30 June 2005 $	31 Dec 2004 $
Producing properties	4 104 347	2 794 807
Non Producing properties		
Exploration and evaluation expenditure:		
Intangible	1 282 134	1 885 251
	5 386 481	**4 680 058**

4. Equity securities issued

The following share and option placements were madeduring the half-year to raise working capital for the Company.

An allotment of 15,200,000 shares at 8.5 cents per share together with 7,600,000 free July 2005 Options on 21 March 2005 raising $1,292,000 before issue expenses.

Costs associated with the capital raising amounted to $89,404.

An allotment of 2,000,000 consultant's options exercisable at 10 cents expiring 30 June 2008 was made on 20 June 2005.

During the period 14,275 July 2005 Options were converted to ordinary shares at an exercise price of 7 cents raising $1,000.

5. Contingent liabilities and contingent assets

The company has guaranteed a loan facility granted toa controlled entity. At balance date the amount guaranteed totalled $571,836. This facility is also secured by a mortgage agreement covering certain but not all of the proved producing wells of First Australian Resources, Inc.

The company has entered into an agreement in which it has provided a guarantee of $17,000 for Sanori Developments Pty Ltd in respect ofthe rent for the premises. This guarantee is supported by a deposit of $26,618 with Westpac Bank.

A deed of indemnity has been entered into between the company and the wholly owned controlled Australian entities to meet each others liabilities in the event of a winding up.

There are no contingent liabilities arising from service contracts with executives

6. Subsequent events

Subsequent to the end of the financial period, a total of $7,950,697, less expenses estimated to be approximately $400,000, was raised by the issue of 113,581,386 shares at 7 cents per share. This capital raising related to the underwritten exercise of the 31 July 2005 option series.

7. SEGMENT INFORMATION

Segment Information

During the year the consolidated entity operated predominantly in one business segment that consisted of exploration, development and production of hydrocarbons. Geographically, the group operates in the United States of America, Australia, and China. Offices are maintained in Australia and in the USA where operations comprise the operations of First Australian Resources, Inc. Segment accounting policies are the same as the consolidated entity's policies described in Note 1. Segment results are classified in accordance with their use within geographic segments regardless of legal entity ownership.

Half year 2005	Australia $	USA $	China $
Revenue			
Oil and gas sales	-	1 347 397	-
Other revenue	725	171 024	-
Inter-segment revenue	-	-	-
Total Segment revenue	**725**	**1 518 421**	-
Segment Result	**(366 095)**	**550 908**	**(476)**
Half year 2004			
Revenue			
Oil and gas sales	-	1 374 410	-
Other revenue	-	88 944	-
Inter-segment revenue	-	-	-
Total Segment revenue	-	**1 463 354**	-
Segment Result	**(1 796 884)**	**(680 052)**	**(1 467 685)**

8. Explanation of transition to Australian equivalents to IFRSs

(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)

(a) At the date of transition to AIFRS: 1 January 2004

	Notes	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
ASSETS				
Current assets				
Cash and cash equivalents	(f)	2 021 484	(26 618)	1 994 866
Receivables		276 520		276 520
Other financial assets	(f)	180 647	26 618	207 265
Total current assets		2 478 651		2 478 651
Non-current assets				
Receivables		456		456
Other financial assets		1 285	2 370	3 655
Property, plant and equipment	(b)(i)	254 487	(20 705)	233 782
Oil and gas properties	(b)(i)	7 843 896	(1 886 318)	5 957 578
Total non-current assets		8 100 124	(1 904 653)	6 195 471
Total assets		**10 578 775**	**(1 904 653)**	**8 674 122**
LIABILITIES				
Current Liabilities				
Payables		203 437		203 437
Borrowings		607 353		607 353
Provisions		3 185		3 185
Total current liabilities		813 975		813 975
Non-current liabilities				
Provisions		32 886		32 886
Total non-current liabilities		32 886		32 886
Total liabilities		**846 861**		**846 861**
Net assets		**9 731 914**	**(1 904 653)**	**7 827 261**
EQUITY				
Issued Capital		31 333 803		31 333 803
Reserves	(a)(i)	(1 548 193)	1 679 075	130 882
Accumulated losses	(d)	(20 053 696)	(3 583 728)	(23 637 424)
Parent entity interest		9 731 914	**(1 904 653)**	**7 827 261**
Total equity		**9 731 914**	**(1 904 653)**	**7 827 261**

8. Explanation of transition to Australian equivalents to IFRSs (continued)

(b) At the end of the last half-year reporting period under AGAAP: 30 June 2004

	Notes	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
ASSETS				
Current assets				
Cash and cash equivalents	(f)	3 723 009	(26 618)	3 696 391
Receivables		444 377		444 377
Other financial assets	(f)	701 204	26 618	727 822
Total current assets		4 868 590		4 868 590
Non-current assets				
Other financial assets		1 285	2 540	3 825
Property, plant and equipment	(b) (ii)	460 434	(22 190)	438 244
Oil and gas properties	(b) (ii)	5 942 805	(1 749 517)	4 193 288
Total non-current assets		6 404 524	(1 769 167)	4 635 357
Total assets		**11 273 114**	(1 769 167)	**9 503 947**
LIABILITIES				
Current Liabilities				
Payables		937 218		937 218
Borrowings		654 017		654 017
Provisions		10 842		10 842
Total current liabilities		1 602 077		1 602 077
Non-current liabilities				
Borrowings		17 797		17 797
Provisions		36 046		36 046
Total non-current liabilities		53 843		53 843
Total liabilities		**1 655 920**		**1 655 920**
Net assets		**9 617 194**	(1 769 167)	**7 848 027**
EQUITY				
Issued capital		33 134 593		33 134 593
Reserves	(a) (ii)	(1 003 715)	1 814 561	810 846
Accumulated losses	(d)	(22 513 684)	(3 583 728)	(26 097 412)
Parent entity interest		**9 617 194**	(1 769 167)	**7 848 027**
Total equity		**9 617 194**	(1 769 167)	**7 848 027**

8. Explanation of transition to Australian equivalents to IFRSs (continued)

(c) At the end of the last reporting period under previous AGAAP: 31 December 2004

	Notes	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
ASSETS				
Current assets				
Cash and cash equivalents	(f)	2 088 412	(26 618)	2 061 794
Receivables		410 496		410 496
Other financial assets	(f)	14 354	26 618	40 972
Total current assets		2 513 262		2 513 262
Non-current assets				
Other financial assets		-	2 274	2 274
Property, plant and equipment	(b) (iii)	416 957	(19 862)	397 095
Oil and gas properties	(b) (iii)	6 545 031	(1 864 973)	4 680 058
Total non-current assets		6 961 988	(1 882 561)	5 079 427
Total assets		**9 475 250**	(1 882 561)	**7 592 689**
LIABILITIES				
Current Liabilities				
Payables		481 395		481 395
Borrowings		15 765		15 765
Provisions		19 535		19 535
Total current liabilities		516 695		516 695
Non-current liabilities				
Borrowings		581 597		581 597
Provisions		36 193		36 193
Total non-current liabilities		617 790		617 790
Total liabilities		**1 134 485**		**1 134 485**
Net assets		**8 340 765**	(1 882 561)	**6 458 204**
EQUITY				
Issued capital		33 222 541		33 222 541
Reserves	(a) (iii)	(1 695 964)	1 701 167	5 203
Accumulated losses	(d)	(23 185 812)	(3 583 728)	(26 769 540)
Parent entity interest		**8 340 765**	(1 882 561)	**6 458 204**
Total equity		**8 340 765**	(1 882 561)	**6 458 204**

8. Explanation of transition to Australian equivalents to IFRSs (continued)

(2) Reconciliation of loss under previous AGAAP to loss under Australian equivalents to IFRSs (AIFRS)

(a) Reconciliation of loss for the half-year ended 30 June 2004

	Notes	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
Revenue		**1 646 259**		**1 646 259**
Other income	(e)	122 839	(149 010)	(26 171)
Direct Operating costs		(305 711)		(305 711)
Depreciation and amortisation expense		(215 195)		(215 195)
Finance costs – net		(16 469)		(16 469)
Exploration and evaluation expense		(2 969 068)		(2 969 068)
General and administrative		(443 137)		(443 137)
Other expenses	(e)	(279 507)	149 010	(130 497)
Loss before income tax		**(2 459 989)**		**(2 459 989)**
Income tax expense		-		-
Loss from continuing operations		**(2 459 989)**		**(2 459 989)**
Loss attributable to members of First Australian Resources Limited		**(2 459 989)**		**(2 459 989)**

(b) Reconciliation of loss for the year ended 31 December 2004

	Notes	Previous AGAAP $	Effect of transition to AIFRS $	AIFRS $
Revenue		2 465 719		2 465 719
Other income	(e)	328 783	(184 216)	144 567
Direct Operating costs		(580 060)		(580 060)
Depreciation and amortisation expense		(1 172 755)		(1 172 755)
Finance costs – net		(35 642)		(35 642)
Exploration and evaluation expense		(3 052 933)		(3 052 933)
General and administrative		(861 946)		(861 946)
Other expenses	(e)	(223 282)	184 216	(39 066)
Loss before income tax		**(3 132 116)**		**(3 132 116)**
Income tax expense		-		-
Loss from continuing operations		**(3 132 116)**		**(3 132 116)**
Loss attributable to members of First Australian Resources Limited		**(3 132 116)**		**(3 132 116)**

8. Explanation of transition to Australian equivalents to IFRSs (continued)

(3) Reconciliation of cash flow statement for the year ended 31 December 2004
The adoption of AIFRSs has resulted in adjustments to the cash flow statement, details of which are set out below at item 4 (f) of Notes to the reconciliations.

(4) Notes to the reconciliations

(a) Foreign currency translation reserve: cumulative translation differences

The group has elected to apply the exemption in AASB 1 *First Time Adoption of Australian Equivalents to International Financial Reporting Standards.* The cumulative translation differences for all foreign operations represented in the foreign currency translation reserve are deemed to be zero at the balance date of transition to AIFRSs. The effect is:

(i) *At 1 January 2004*

For the Group the balance of $1,679,075 debit in the foreign currency translation reserve is set to zero. Retained earnings have been decreased by this amount.

(ii) At 30 June 2004

For the Group the balance of $1,679,075 debit in the foreign currency translation reserve is set to zero. Retained earnings have been decreased by this amount. See also (b) (ii).

(iii) At 31 December 2004

For the Group the balance of $1,679,075 debit in the foreign currency translation reserve is set to zero. Retained earnings have been decreased by this amount. See also (b) (ii).

(iv) For the half-year ended 30 June 2004

There is no effect on the Group.

(v) For the year ended 31 December 2004

There is no effect on the Group.

(b) Transition adjustments to oil and gas properties and well equipment

Under previous AGAAP non current assets were written down to recoverable amount when the assets carrying amount exceeded the recoverable amount. The consolidated entity had previously considered discounted cash flows, although not mandated, when determining recoverable amount.

Under AIFRS (AASB136) both current and non current assets are tested for impairment. On adoption of AIFRS a further impairment of certain assets has been recognised, thereby increasing opening accumulated losses and the carrying amount of those assets.

Consistent with AIFRS (AASB6) the consolidated entity has made adjustments to expense the costs of unsuccessful drilling included in exploration and evaluation expenditure.

(i) *At 1 January 2004*

Property plant and equipment was reduced by $20,075 and accumulated losses increased by the same amount representing impairment of certain well equipment. Oil and gas properties were reduced by $1,615,446 and $268,502 for impairment and adjustments for certain exploration costs and currency realignment respectively and accumulated losses increased by those same amounts. Oil and gas properties were reduced by a further $2,370 being a re-classification to other financial assets.

8. Explanation of transition to Australian equivalents to IFRSs (continued)

(b) Impairment (continued)

(ii) *At 30 June 2004*

Property plant and equipment was reduced by $22,190 and oil and gas properties were reduced by $1, 746,977 representing impairment of certain well equipment and oil & gas expenditure at 1 January 2004. The difference between the value as at 1 January 2004 and 30 June 2004 is due to foreign exchange movements and has been adjusted against the foreign currency translation reserve. Oil and gas properties were reduced by a further $2,540 being a re-classification to other financial assets.

(iii) At 31 December 2004

Property plant and equipment was reduced by $19,862 and oil and gas properties were reduced by $1,853,763 representing impairment of certain well equipment and oil & gas expenditure at 1 January 2004. The difference between the value as at 1 January 2004 and 30 June 2004 is due to foreign exchange movements and has been adjusted against the foreign currency translation reserve. Oil and gas properties were reduced by a further $2,274 being a re-classification to other financial assets.

(iv) For the half-year ended 30 June 2004

There is no effect on the Group.

(v) For the year ended 31 December 2004

There is no effect on the Group.

(c) Share-based payments

The Consolidated Entity has applied the requirements of AASB 1 *'First-time adoption of Australian Equivalents to international Financial reporting Standards'* in respect of equity instruments and share based payments.

Certain options were granted to directors and employees on 17 June 2004. As these options vested prior to 1 January 2005, accordingly no financial impact has been recognised in respect of these options. Provided the options are exercised prior to their expiry date, the shares are recognised when the options are exer cised and the proceeds received allocated to share capital

(i) *At 1 January 2004, there is no effect on the group*

(ii) At 30 June 2004, there is no effect on the group

(iii) At 31 December 2004, there is no effect on the group

(iv) For the half-year ended 30 June 2004, there is no effect on the group

(v) For the year ended 31 December 2004, there is no effect on the group

8. Explanation of transition to Australian equivalents to IFRSs (continued)

(d) Retained Earnings

The effect on retained earnings of thechanges set out above are as follows:

	Notes	1-Jan-04 $	30-Jun-04 $	31-Dec-04 $
Foreign currency translation reserve	(a)	1 679 075	1 679 075	1 679 075
Impairment	(b)	1 636 151	1 636 151	1 636 151
Currency effect on oil and gas property		268 502	268 502	268 502
Total adjustment		**3 583 728**	**3 583 728**	**3 583 728**
Attributable to:				
Equity holders of the parent		**3 583 728**	**3 583 728**	**3 583 728**

(e) Revenue

Under previous AGAAP, the consolidated entity recognised the gain or loss on disposal of property, plant and equipment on a 'gross' basis by recognising the proceeds from sale as revenue, and the carrying amount of the property, plant and equipment disposed as an expense. Under A-IFRS, the gain or loss on disposal is recognised on a 'net' basis, and is classified as income, rather than revenue. Accordingly, the 'gross' amounts have been reclassified within the income statement for A-IFRS reporting purposes.

(f) Cash and Cash equivalents

Under previous AGAAP the consolidated entity classified cash on deposit as cash. Under A-IFRS where the term of the cash deposit is not readily convertible to cash or has a longer maturity term, the cash deposit is classified "other financial assets".

The effect is that at each balance date, namely, 1 January 2004 and 31 December 2004 an amount of $26,618 has been re-classified from "cash and cash equivalents" to "other financial assets". There has been no effect on retained earnings for this change.

(g) Taxation

The consolidated entity has recognised additional deferred tax liabilities on adoption of AASB 112. It has also recognised previously unrecognised tax losses to the extent that it is probable that there will be sufficient taxable profits available such that these losses may be utilised. The recognised deferred tax assets and deferred tax liabilities have been offset as permitted by AASB 112. To the extent that the recovery of other tax losses is not probable they have not been recognised in the financial statements.